



15045257

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden	
hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65466

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 _____ AND ENDING 12/31/2014 _____

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deson & Co

OFFICIAL USE ONLY
122129
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

945 Encorvado Street

             (No. and Street)

Las Vegas	NV	89138
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Deson   917-971-6114

                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report* Independent Registered Public Accounting Firm

Wilson Markle Stuckey Hardesty & Bott, LLP

         (Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200 Larkspur	CA	94939-1750
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Sean Deson _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Deson & Co. _____ , as
of December 31, _____ , 20 14 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

N/A _____

_____

_____
                                                                    Signature

Senior Managing Director
                                                                    Title

Notary Public

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
LORN SHIELDS
No: 06-109228-1
My Appointment Expires Oct. 5, 2018

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss). Operations
- [✓] (d) Statement of Changes in Financial Condition. Cash Flows
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
      Review Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the SEC

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESON & CO
Financial Statements and Supplemental
Information Required by Rule 17a-5
Year ended December 31, 2014 with
Reports of Independent Registered
Public Accounting Firm



Deson & Co.

Financial Statements

and
Supplemental Information Required by Rule 17a-5 under the
Securities Exchange Act of 1934

Year ended December 31, 2014

with

Reports of Independent Registered Public Accounting Firm

Contents

WILSON MARKLE STUCKEY HARDESTY & BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON

ALAN MARKLE

CHARLES STUCKEY

DAVID HARDESTY

DAVID BOTT

DAVID BAILEY

MICHAEL SMITH

SHIRLEY CHEN-BLUM

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Deson & Co. (the Company) as of December 31, 2014, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. The financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934, as listed in the table of contents (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, CA
January 23, 2015

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Deson & Co.
Statement of Financial Condition
As of December 31, 2014

Assets

Current assets

Cash and cash equivalents	$ 84,400
Total current assets	84,400
Furniture and equipment, at cost	20,522
Less accumulated depreciation	(20,522)
Net furniture and equipment	-
Total assets	$ 84,400

Liabilities and Stockholder's Equity

Current liabilities

Accounts payable and accrued liabilities	$ 767
Total current liabilities	767

Stockholder's equity

Common stock, no par value, 200 shares authorized, issued and outstanding	2,500
Retained earnings	81,133
Total stockholder's equity	83,633
Total liabilities and stockholder's equity	$ 84,400

See accompanying notes

-2-

Deson & Co.
Statement of Income
For the year ended December 31, 2014

Revenues

Commissions and fees	$	160,000
Reimbursed expenses		493
Total revenues		160,493

Expenses

Regulatory fees and taxes	2,106
Vehicle and travel expenses	6,000
Professional fees	19,200
Data services, communications and other charges	5,659
Compensation and benefits	11,837
Rent, office and other expenses	73,965
Total expenses	118,767
Net income	$ 41,726

See accompanying notes

Deson & Co.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2014

	Common stock	Retained earnings	Total stockholder's equity
Balances, December 31, 2013	200	$ 46,407	$ 48,907
Distributions to stockholder	-	(7,000)	(7,000)
Stockholder's equity	-	41,726	41,726
Balances, December 31, 2014	$ 200	$ 81,133	$ 83,633

See accompanying notes

-4-

Deson & Co.
Statement of Cash Flows
For the year ended December 31, 2014

Cash flows from operating activities		
Net income	$	41,726
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in accounts payable		(4,435)
Net cash provided by operating activities		37,291
Cash flows from financing activities		
Distributions to stockholder		(7,000)
Net increase in cash and cash equivalents		30,291
Cash and cash equivalents, beginning of year		54,109
Cash and cash equivalents, end of year	$	84,400

See accompanying notes

Deson & Co.
Notes to Financial Statements
December 31, 2014

Note 1 - Summary of significant accounting policies

Basis of presentation
Deson & Co (the Company) was incorporated in New York on January 11, 1999. In 2004 the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is currently a member of the Financial Industry Regulation Authority ("FINRA").

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Commissions and fees
The Company records commission and fee income as earned pursuant to the terms if its investment banking agreements.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank, in a non-interest bearing account, available on demand.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. As of December 31, 2014, the Company had no accounts receivable and, accordingly, determined that an allowance for doubtful accounts was not necessary.

Note 1 - Summary of significant accounting policies (continued)

Income taxes
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company is not subject to federal taxes on income. Instead, the stockholder includes his respective share of the Company's taxable income in his individual income tax return.

The Company follows accounting principles generally accepted in the United States related to the accounting for uncertainty in income taxes. Adoption of the provisions did not have any impact on the Company's accounting for unrecognized tax liabilities. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years 2011 to 2014 are open for examination by the Internal Revenue Service and years 2010 to 2014 by the California Franchise Tax Board.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred. For the year ended December 31, 2014, advertising costs were insignificant.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the statements of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Note 2 - Transactions with stockholders

The Company receives the benefit of certain office and administrative services provided by its stockholder. For the years ended December 31, 2014, the Company reimbursed its stockholder for all significant shared costs.

The Company's stockholder also incurs, and pays currently, for certain expenses related to transactions in process. If the transactions close and generate revenue to the Company, the expenses may be reimbursed to the stockholder. If the transactions do not close, the expenses remain those of the stockholder. Accordingly, such costs are recorded as paid. As of December 31, 2014, the Company had reimbursed all significant stockholder incurred costs.

Note 3 - Concentrations

During the year ended December 31, 2014 revenues consisted of amounts collected from two clients.

Note 4 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through January 23, 2014, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2014 that required recognition or disclosure in such financial statements.

Deson & Co.
Notes to Financial Statements
(continued)
December 31, 2014

Note 5 - Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. As of December 31, 2014 the Company had net capital of $83,633 which exceeded its required net capital by $78,633 and the ratio of aggregate indebtedness to net capital was .001 to 1.

Supplemental Information Required by Rule 17a-5 under the
Securities Exchange Act of 1934

Deson & Co.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2014

Net Capital	
Total stockholders' equity	$ 83,633
Subordinated liabilities	-
Non allowable assets	-
Net capital	$ 83,633
Total aggregate indebtedness	$ 767
Computation of Basic Net Capital Requirement	
Minimum net capital required	
(6-2/3% of total aggregate indebtedness)	$ 51
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 78,633
Excess net capital after deducting the higher of	
10% of aggregate indebtedness or 120% of required net capital	$ 77,633
Aggregate indebtedness to net capital ratio	0.001 to 1

Deson & Co.
Reconciliation Pursuant to Rule 17a-5(d)(2)(iii)
As of December 31, 2014

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2014)

There is no material difference between this net capital computation and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Deson & Co.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Deson & Co.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

A supplementary report pursuant to Rule 17a- 5(d)(2)(ii) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

Deson&Co.

945 Encorvado Street, Las Vegas, NV 89138 phone:917-971-6114 sdeson@desonco.com

PRIVATE AND CONFIDENTIAL

Assertions of Exemption of a Non-Carrying Broker or Dealer required by
Rule 17a-5(d)(4) of the Securities and Exchange Commission

January 23, 2015

Wilson Markle Stuckey Hardesty & Bott, LLP
101 Larkspur Landing Circle
Suite 200
Larkspur, CA 94939

Deson & Co. (the Company) is a limited broker-dealer, offering investment banking services. The Company does not directly handle customer funds or securities or any other duties associated with a clearing broker or dealer. The Company is registered with the U.S. Securities and Exchange Commission (SEC) in the event a transaction with a public entity requires a broker-dealer to hold credentials with the SEC.

In accordance with Rule 17a-5 of §240 of the Securities and Exchange Act of 1934, the Company performs an annual audit and files "Report pursuant to rule 17a-5 under the securities exchange act of 1934" with the SEC. On that report the Company claims exemption to Rule 15c3-3 based on exemption k (2) (i), which is noted below.

(k) *Exemptions.*
(2) The provisions of this section shall not be applicable to a broker or dealer:
(i) Who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities *for,* or owe money or securities *to,* customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers of Berman Capital, LLC ".

The nature of the business of the Company qualifies the firm for this exemption. Further, management has evaluated transactions executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer accounts and the Company does not maintain customer accounts. Therefore, the Company has met the identified exemption provisions throughout the recent fiscal year end without exception.

Sincerely,

Sean Deson
Senior Managing Director

**WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP**

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON

ALAN MARKLE

CHARLES STUCKEY

DAVID HARDESTY

DAVID BOTT

DAVID BAILEY

MICHAEL SMITH

Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission (Report), in which Deson & Co. (the Company) identified the following provisions of 17 CFR §15c3-3(k) under which it claimed an exemption from 17 CFR §240.15c3-3: (2)(i) (exemption provisions) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the compliance by the Company with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the statements of management. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, CA
January 23, 2015

-13-

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM